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                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                     Commission File No.: 1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

Following is the text of an email sent from Carly Fiorina, Chairman and CEO of HP, to Compaq employees on October 12, 2001:


Subject: Leaders of new corporate team announced

Dear Colleagues:

One of the keys to the success of the HP/Compaq merger is a strong, focused management team that draws on the great talent in both companies. During the past few weeks, we have made rapid progress in defining our new organization. Today I'd like to announce the appointment of key personnel to corporate positions for the merged company.

These individuals will report directly to me. Prior to the closing of the merger, they will name integration teams to drive the planning for their respective functional integration efforts. Their responsibilities will become effective upon closing of the merger, which will not occur until shortly after regulatory and shareowner approval.

The selection decisions were not easy. We have strong leaders in both companies. But I am confident that these senior managers will provide outstanding leadership for the new company and for the integration.

The New Corporate Team:

Susan Bowick, SVP, Human Resources
Susan will have worldwide responsibility for all HR activities with the goal of developing a highly motivated and competitive work force; managing talent and development; accelerating company performance by partnering with the businesses to manage change; linking total rewards programs to individual performance; and delivering innovative employee services and programs through technology. Currently, Susan is vice president of Human Resources at HP.


Debra Dunn, SVP, e-Inclusion & Community Engagement
Debra will have responsibility for leading company citizenship and engagement at a local, national, and global level. Her organization will be responsible for creating both economic and social value by focusing on sustainable information solutions for under-served communities globally through new models of private, public and non-profit collaboration, as well as new models of corporate community involvement and contribution. She will manage the new HP's philanthropy, government, and public affairs activities including existing HP and Compaq community and philanthropic programs. Currently, Debra is vice president of Strategy and Corporate Operations at HP.

Allison Johnson, SVP, Brand & Communications
Allison will be responsible for the company's worldwide brand strategy and communications activities including: overall brand management, strategic advertising, media relations, executive communications and employee communications. Allison will also lead the brand integration efforts for the combined company. Among her top priorities will be to ensure the brand is reflected and embodied in the sum of the experiences customers have with the new HP. Currently, Allison serves as vice president of Global Marketing & Communications at HP.

Dick Lampman, SVP, HP Labs
Dick Lampman will lead the combined research organization for the new company. It will include Compaq's three U.S.-based research labs, which are focused on advances in core computing and human interaction, and HP's six research labs around the world, which are focused on e-services technologies and solutions, Internet and computing platforms, printing and imaging technologies, storage technologies and intelligent information appliances. Currently, Dick serves as Vice President of Research and Director of HP Labs.
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Bob Napier, SVP & Chief Information Officer
Bob will be responsible for HP's information technology systems worldwide. One of his top priorities will be to help make HP an e-business and e-commerce leader. He will manage the information infrastructure and ensure its security and reliability. Bob and his world-class team also will be a strategic partner with the company's business operations, leveraging HP's IT resources to help them build a competitive advantage, meet customer needs and increase revenue. Currently Bob serves as CIO at Compaq.

Shane Robison, Chief Technology Officer & SVP Corporate Strategy
Shane will be responsible for setting the company's overall technology agenda and for leading the company's strategy and corporate development efforts including mergers, acquisitions, divestitures and partnerships. Shane will lead the technology and strategy councils. He will also lead the development of future technology roadmaps, working closely with the business unit CTOs and HP Labs. Shane is currently the CTO and head of strategy at Compaq. John Brennan will continue as vice president of the Strategy and Corporate Development organization, reporting to Shane. In this role, John and his team will work directly with senior management to drive the strategic planning process and execute corporate investment activities supporting the strategy.

Bob Wayman, EVP & Chief Financial Officer
As previously announced, Bob will be responsible for HP's overall finance organization in addition to the following corporate functions including:
Controller, Tax, Treasury, Audit, Licensing & Customs, Real Estate, Workplace Services and Investor Relations.

I want to reiterate that each of these planned appointments is effective only after the merger closes. Until then, each of the senior leaders at the two companies continues to be responsible for the success of their current organizations. It is critical that we remain focused on meeting our current business and financial goals and that we operate as independent companies and competitors until Compaq and HP officially become one.

Jeff Clarke, Compaq's CFO, and Webb McKinney, President of HP's Business Customer Organization, are leading the integration planning effort. They are responsible for providing overall leadership in planning for the integration of Compaq and HP and the swift execution of our plans after the merger closes. They will also ensure effective and appropriate linkage with the managers of our business units and functions. Until the merger closes, Tom Siekman, Compaq's general counsel, and Ann Baskins, HP's general counsel, will continue to lead their respective teams. Both are playing a vital role in making sure that we secure regulatory and shareowner approval for the merger.

We have a lot of work to do to make this merger and the new company a success. But I'm pleased with the progress we're making, as I know Michael is. And I'm confident that we are putting in place a senior management team that will help make the combined company a true industry leader.

We will continue to provide you with updates as we have them. In the meantime, please continue to visit Compaq's Inline Web site at: [hyperlink]. For Compaq employees, we have posted a FAQ specific to this announcement on Inline at:
[hyperlink].

Carly

  *********

For more information regarding the proposed merger, visit the website at:
[hyperlink].


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FORWARD LOOKING STATEMENT

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett-Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2000, HP's annual report on Form 10-K for the year ended October 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

HP and Compaq intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the Merger. The joint proxy statement/prospectus will be mailed to the stockholders of HP and Compaq. Investors and security holders of HP and Compaq are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about HP, Compaq and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Full participant information may be found in HP's Form 425 filed with the SEC on September 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Full participant information may be found in Compaq's Form 425 filed with the SEC on September 17, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.